QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

Unaudited Pro Forma Combined Condensed Financial Statements

        The following unaudited pro forma combined condensed financial statements give effect to ConAgra Foods, Inc.'s ("ConAgra Foods" or the "company") sale of a controlling interest in its fresh beef and pork operations to Swift Foods Company, a venture led by Hicks, Muse, Tate & Furst Incorporated and Greeley Investments, LLC (an affiliate of George N. Gillett, Jr.), on September 19, 2002, after giving effect to the pro forma adjustments described in the accompanying notes.

        The unaudited pro forma combined condensed financial statements are derived from the company's historical consolidated financial statements. The unaudited pro forma combined condensed statements of earnings give effect to the sale as if it had occurred at the beginning of the 52-week period ending May 26, 2002, and exclude non-recurring direct transaction costs expected to be incurred by the company of approximately $.03 to $.04 per share. The unaudited pro forma combined condensed balance sheet gives effect to the sale as if it had occurred on August 25, 2002.

        The unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and do not purport to be indicative of the operating results or financial position that would have actually occurred if the sale had been in effect on the dates indicated, nor is it necessarily indicative of future operating results or financial position of the company. The unaudited pro forma combined condensed financial statements should be read in conjunction with the condensed consolidated financial statements and related notes included in the company's quarterly report on Form 10-Q for the thirteen weeks ended August 25, 2002.

CONAGRA FOODS, INC.
Pro Forma Combined Condensed Statement of Earnings
For the thirteen weeks ended August 25, 2002
(Unaudited)
(Amounts in Millions, Except Per Share Data)

			Pro Forma
	ConAgra Foods Historical(1)	Elimination of Businesses Sold(2)
			Adjustments(3)	As Adjusted(5)
Net sales	$7,063.2	$(1,962.6)	$—	$5,100.6
Costs and expenses:
Cost of goods sold	6,042.7	(1,887.3)	—	4,155.4
Selling, general and administrative expenses	581.8	(26.6)	(7.6)	547.6
Interest expense	83.6	—	(13.5)	70.1

	6,708.1	(1,913.9)	(21.1)	4,773.1

Income before income taxes	355.1	(48.7)	21.1	327.5
Income taxes	131.4	(17.4)	5.1	119.1

Income before cumulative effect of change in accounting	223.7	(31.3)	16.0	208.4
Cumulative effect of change in accounting	3.9	—	—	3.9

Net income	$227.6	$(31.3)	$16.0	$212.3

Earnings per share—basic:	$.43			$.40

Earnings per share—diluted:	$.43			$.40

See notes to unaudited pro forma combined condensed financial statements.

CONAGRA FOODS, INC.
Pro Forma Combined Condensed Balance Sheet
August 25, 2002
(Unaudited)
(Amounts in Millions, Except Share Data)

			Pro Forma
	ConAgra Foods Historical(1)	Elimination of Businesses Sold(2)
			Adjustments(4)	As Adjusted
ASSETS
Current assets
Cash and cash equivalents	$17.4	$—	$—	$17.4
Receivables, net	2,025.7	(298.3)	—	1,727.4
Inventories	4,716.6	(703.3)	—	4,013.3
Other current assets	679.7	(7.8)	—	671.9

Total current assets	7,439.4	(1,009.4)	—	6,430.0

Property, plant and equipment, net	3,849.3	(536.8)	—	3,312.5
Brands, trademarks and goodwill, net	4,747.2	(76.1)	—	4,671.1
Other assets	433.3	(11.0)	764.4	1,186.7

	$16,469.2	$(1,633.3)	$764.4	$15,600.3

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Notes payable	$1,229.8	$—	$(634.4)	$595.4
Current installments of long-term debt	208.5	—	—	208.5
Accounts payable	1,608.0	(188.6)	—	1,419.4
Other accrued liabilities	1,943.1	(69.1)	23.2	1,897.2

Total current liabilities	4,989.4	(257.7)	(611.2)	4,120.5

Senior long-term debt, excluding current installments	5,072.9	—	—	5,072.9
Other non-current liabilities	997.4	—	—	997.4
Subordinated debt	760.9	—	—	760.9
Preferred securities of subsidiary company	175.0	—	—	175.0
Total common stockholders' equity	4,473.6	(1,375.6)	1,375.6	4,473.6

	$16,469.2	$(1,633.3)	$764.4	$15,600.3

See notes to unaudited pro forma combined condensed financial statements.

CONAGRA FOODS, INC.
Notes to Unaudited Pro Forma Combined Condensed Financial Statements
(Amounts in Millions, Except Share Data)

        On September 19, 2002, ConAgra Foods, Inc. sold a controlling interest in its fresh beef and pork businesses to Swift Foods Company ("Swift"), a venture controlled by Hicks, Muse, Tate & Furst Incorporated and Greeley Investments, LLC (an affiliate of George N. Gillett, Jr.). The aggregate consideration received by ConAgra Foods at September 19, 2002 was equal to the adjusted net book value (subject to post-closing adjustments) of the businesses sold and consisted of approximately $766 million in cash, a $150 million equity interest in Swift, $180 million in promissory notes from subsidiaries of Swift, and $262 million in advances to the domestic cattle feeding business under a $350 million credit line. As part of the transaction, ConAgra Foods, Inc. also purchased $150 million senior subordinated notes from a subsidiary of Swift, effectively reducing the amount of cash received by ConAgra Foods, Inc. The unaudited pro forma combined condensed financial statements are based on the following:

1.
The historical consolidated financial statements of ConAgra Foods, Inc. as of and for the thirteen weeks ended August 25, 2002.

2.
The elimination of the assets, liabilities and operating results of the businesses sold.

3.
The unaudited pro forma statement of earnings adjustments reflecting:

a.
The company's equity in earnings of $7.6 million for the venture's operations based on its 46% ownership interest.

b.
A reduction in net interest expense relating to (i) the assumed repayment of short-term borrowing with the cash proceeds received in the transaction at the company's weighted average short-term interest rate of 1.9%, (ii) interest income on the $180 million of 8% promissory notes, (iii) interest income on the $150 million 12.5% senior subordinated note and (iv) net interest income on the domestic cattle feeding credit line as follows:

Reduction in interest expense	$3.0
Increase in interest income:
Promissory notes	3.6
Senior subordinated notes	4.7
Cattle feeding credit line	2.2

$13.5
  c.
  The tax effects of the taxable adjustments at an estimated effective tax rate of 38%.

4.
The unaudited pro forma balance sheet adjustments are as follows:

Actual cash received on September 19, 2002	$765.7
Purchased senior subordinated notes	(150.0)
Decrease in book value from August 25, 2002 to Sept. 19, 2002 (a)	18.7

Pro forma net cash received as of August 25, 2002 (assumed to pay down short-term notes)		$634.4
Other assets:
Equity investment	150.0
Promissory note receivable	150.0
Senior subordinated notes receivable	150.0
Cattle feeding assets sold (b)	314.4	764.4

Cattle feeding liabilities sold (b)		(23.2)

Net adjustments		$1,375.6
  (a)
  Actual cash received is based on the estimated adjusted net book value (subject to post-closing adjustments) as of September 19, 2002. Pro forma cash received is based on a closing balance sheet date of August 25, 2002.

  (b)
  The company will continue to finance the domestic cattle feeding operations with a secured credit line of up to $350 million and a $30 million promissory note. Accordingly, although the company has legally divested this operation, in accordance with applicable accounting literature the company will continue to include the assets and liabilities of the cattle feeding business within its consolidated balance sheet. The notes receivable to ConAgra Foods, Inc. relating to the cattle feeding financing are therefore reflected as the net assets of the cattle feeding operations. The cattle feeding assets and liabilities included in the adjustments table reflect the net assets of the domestic cattle feeding operations as of the pro forma acquisition date of August 25, 2002.

5.
The unaudited pro forma combined condensed financial statements exclude non-recurring direct transaction costs expected to be incurred by the company of approximately $.03—$.04 per share.

6.
The pro forma ratio of earnings to fixed charges for the thirteen weeks ended August 25, 2002 is as follows:

Fixed Charges as Defined:
Interest expense	$88.8
Capitalized interest	2.1
Interest in cost of goods sold	2.6
Preferred distributions of subsidiary	2.2
One third of non-cancelable lease rent	9.6

Total fixed charges (A)	$105.3

Earnings as Defined:
Pretax income after elimination of undistributed earnings of equity method investees	$311.6
Add fixed charges	105.3
Less capitalized interest	(2.1)

Earnings and fixed charges (B)	$414.8

Ratio of earnings to fixed charges (B/A)	3.9

QuickLinks

  EXHIBIT 99.2